EXHIBIT 99.1

Colliers International reports strong first quarter results

Revenue up 12% (17% in local currency), adjusted EBITDA up 52% (60% in local currency) and adjusted EPS up 90%

Operating highlights:

	Three months ended
	March 31
(in millions of US$, except Adjusted EPS)	2016	2015

Revenues	$376.1	$335.8
Adjusted EBITDA (note 1)	22.2	14.6
Adjusted EPS (note 2)	0.19	0.10

TORONTO, April 26, 2016 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIG) today reported operating and financial results for its first quarter ended March 31, 2016. All amounts are in US dollars.

Revenues for the first quarter were $376.1 million, a 12% increase (17% in local currency) relative to the same quarter in the prior year, Adjusted EBITDA (note 1) was $22.2 million, up 52% (60% in local currency) and Adjusted EPS (note 2) was $0.19, a 90% increase versus the prior year quarter. GAAP EPS from continuing operations was a loss of $0.19 per share for the quarter, versus $0.22 per share for the same quarter a year ago. First quarter adjusted EPS and GAAP EPS would have been approximately $0.02 higher excluding foreign exchange impacts.

“Colliers reported strong results in the seasonally slower first quarter, with solid growth both internally and from acquisitions. Our revenue pipelines continue to reflect considerable activity across our various service lines, with generally stable conditions in most major markets,” said Jay S. Hennick, Chairman and CEO of Colliers International. “During the first quarter, we completed another four strategic acquisitions, expanding our presence in Florida and strengthening our existing businesses in the UK, Netherlands and Canada. With our disciplined growth strategy, well established track record of success and strong balance sheet, Colliers International is better positioned than ever to continue building our global platform in the years to come,” he concluded.

About Colliers International Group Inc.
Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIG) is an industry leading global real estate services company with more than 16,000 skilled professionals operating in 66 countries. With an enterprising culture and significant employee ownership, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide. Services include strategic advice and execution for property sales, leasing and finance; global corporate solutions; property, facility and project management; workplace solutions; appraisal, valuation and tax consulting; customized research; and thought leadership consulting.

Colliers professionals think differently, share great ideas and offer thoughtful and innovative advice that help clients accelerate their success. Colliers has been ranked among the top 100 outsourcing firms by the International Association of Outsourcing Professionals’ Global Outsourcing for 11 consecutive years, more than any other real estate services firm.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter: @Colliers and LinkedIn.

Consolidated Revenues by Line of Service

	Three months ended
(in thousands of US$)	March 31		Growth
(LC = local currency)	2016	2015	in LC %

Outsourcing & Advisory	$159,818	$132,524	26%
Lease Brokerage	112,885	104,614	11%
Sales Brokerage	103,405	98,624	10%

Total revenues	$376,108	$335,762	17%

Consolidated revenues for the first quarter grew 17% on a local currency basis, led by significant revenue increases in Outsourcing & Advisory services as a result of strong internal growth in workplace solutions, project management and property management. Consolidated internal revenue growth in local currencies was 7%. Outsourcing & Advisory services represented 42% of total revenues for the period, up from 39% in the prior year period.

Segmented Quarterly Results
Americas region revenues totalled $210.5 million for the first quarter compared to $183.7 million in the prior year quarter, up 15% (18% on a local currency basis). Local currency revenue growth was comprised of 4% internal growth and 14% growth from recent acquisitions. Adjusted EBITDA was $21.6 million, up 62% from the prior year quarter as a result of operating leverage in Outsourcing & Advisory services and the favorable impact of acquisitions.

EMEA region revenues totalled $98.9 million for the first quarter compared to $81.7 million in the prior year quarter, up 21% (26% on a local currency basis). Local currency revenue growth was comprised of 19% internal growth and 7% growth from recent acquisitions. Internal growth was driven by (i) Outsourcing & Advisory services activity, particularly in France where several large project management assignments commenced in the quarter; such projects, which involve the supply and installation of materials resulting in lower margins than other revenue types and (ii) increased Sales Brokerage revenues in Germany. Adjusted EBITDA was a loss of $0.6 million, versus break-even in the prior year quarter, due to the timing of expenses as well as changes in revenue mix.

Asia Pacific region revenues totalled $66.4 million for the first quarter compared to $70.1 million in the prior year quarter, down 5% (up 2% on a local currency basis, entirely from internal growth with significant foreign exchange headwinds impacting results in the US dollar reporting currency). Adjusted EBITDA was $3.3 million versus $5.9 million in the prior year quarter, and was impacted by the reduction in revenue as well as changes in revenue mix.

Global corporate costs were $2.2 million in the first quarter, relative to $4.7 million in the prior year period, and were positively impacted by lower compensation costs due to reduced headcount and lower variable expenses.

Conference Call
Colliers will be holding a conference call on Tuesday, April 26, 2016 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at www.colliers.com in the “Shareholders / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average cap rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; political conditions, including political instability and any outbreak or escalation of terrorism or hostilities and the impact thereof on our business; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and factors are identified in the Company’s Annual Information Form for the year ended December 31, 2015 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings (loss) from continuing operations to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) corporate costs allocated to spin-off and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) from continuing operations to adjusted EBITDA appears below.

	Three months ended
(in thousands of US$)	March 31
	2016	2015

Net earnings from continuing operations	$4,032	$40
Income tax	3,071	(516)
Other income, net	(600)	484
Interest expense, net	2,364	2,335
Operating earnings	8,867	2,343
Depreciation and amortization	11,034	8,591
Acquisition-related items	1,071	871
Corporate costs allocated to spin-off	-	1,283
Stock-based compensation expense	1,212	1,495
Adjusted EBITDA	$22,184	$14,583

2. Reconciliation of net earnings (loss) from continuing operations and diluted net earnings (loss) per share from continuing operations to adjusted net earnings and adjusted earnings per share:

Adjusted earnings per share is defined as diluted net earnings (loss) per share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) corporate costs allocated to spin-off and (v) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) from continuing operations to adjusted net earnings and of diluted net earnings (loss) per share from continuing operations to adjusted earnings per share appears below.

	Three months ended
(in thousands of US$)	March 31
	2016	2015

Net earnings from continuing operations	$4,032	$40
Non-controlling interest share of earnings	(2,414)	(1,399)
Amortization of intangible assets	5,637	3,427
Acquisition-related items	1,071	871
Corporate costs allocated to spin-off	-	1,307
Stock-based compensation expense	1,212	1,495
Income tax on adjustments	(1,691)	(2,008)
Non-controlling interest on adjustments	(502)	(164)
Adjusted net earnings	$7,345	$3,569

	Three months ended
(in US$)	March 31
	2016	2015

Diluted net earnings (loss) per share from continuing operations	$(0.19)	$0.22
Non-controlling interest redemption increment	0.23	(0.25)
Amortization of intangible assets, net of tax	0.09	0.06
Acquisition-related items	0.03	0.02
Corporate costs allocated to spin-off, net of tax	-	0.02
Stock-based compensation expense, net of tax	0.03	0.03
Adjusted earnings per share	$0.19	$0.10

COLLIERS INTERNATIONAL GROUP INC.
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US dollars, except per share amounts)
	Three months
	ended March 31
(unaudited)	2016	2015

Revenues	$376,108	$335,762

Cost of revenues	236,867	208,121
Selling, general and administrative expenses	118,269	115,836
Depreciation	5,397	5,164
Amortization of intangible assets	5,637	3,427
Acquisition-related items (1)	1,071	871
Operating earnings	8,867	2,343
Interest expense, net	2,364	2,335
Other (income) expense, net	(600)	484
Earnings (loss) before income tax	7,103	(476)
Income tax expense (recovery)	3,071	(516)
Net earnings from continuing operations	4,032	40
Discontinued operations, net of income tax (2)	-	(1,938)
Net earnings (loss)	4,032	(1,898)
Non-controlling interest share of earnings	2,414	1,399
Non-controlling interest redemption increment	8,814	(9,341)
Net earnings (loss) attributable to Company	$(7,196)	$6,044

Net earnings (loss) per common share
Basic
Continuing operations	$(0.19)	$0.22
Discontinued operations	-	(0.05)
	$(0.19)	$0.17

Diluted
Continuing operations	$(0.19)	$0.22
Discontinued operations	-	(0.05)
	$(0.19)	$0.17

Adjusted earnings per share (3)	$0.19	$0.10

Weighted average common shares (thousands)
Basic	38,558	35,871
Diluted	38,825	36,263

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments, and contingent acquisition consideration-related compensation expense.
(2) Discontinued operations is comprised of FirstService, which was spun off on June 1, 2015.
(3) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	March 31, 2016	December 31, 2015

Assets
Cash and cash equivalents	$107,468	$116,150
Accounts receivable	260,635	298,466
Prepaid expenses and other assets	101,702	81,363
Current assets	469,805	495,979
Other non-current assets	31,398	23,209
Fixed assets	63,937	62,553
Deferred income tax	81,493	84,038
Goodwill and intangible assets	476,574	426,642
Total assets	$1,123,207	$1,092,421

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$381,455	$455,243
Other current liabilities	18,701	20,698
Long-term debt - current	2,763	3,200
Current liabilities	402,919	479,141
Long-term debt - non-current	346,132	257,747
Other liabilities	56,108	48,034
Deferred income tax	19,373	18,414
Redeemable non-controlling interests	145,153	139,592
Shareholders' equity	153,522	149,493
Total liabilities and equity	$1,123,207	$1,092,421

Supplemental balance sheet information
Total debt	$348,895	$260,947
Total debt, net of cash	241,427	144,797
Net debt / pro forma adjusted EBITDA ratio	1.2	0.8

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended
	March 31
(unaudited)	2016	2015

Cash provided by (used in)

Operating activities
Net earnings from continuing operations	$4,032	$40
Items not affecting cash:
Depreciation and amortization	11,034	8,591
Deferred income tax	657	(1,331)
Other	1,329	70
	17,052	7,370

Net changes from assets / liabilities
Accounts receivable	49,308	43,686
Payables and accruals	(101,194)	(126,242)
Other	(8,306)	(18,572)
Contingent acquisition consideration paid	-	(1,032)
Discontinued operations	-	20,043
Net cash used in operating activities	(43,140)	(74,747)

Investing activities
Acquisition of businesses, net of cash acquired	(36,575)	(490)
Purchases of fixed assets	(4,187)	(1,550)
Other investing activities	(6,142)	(144)
Discontinued operations	-	(6,847)
Net cash used in investing activities	(46,904)	(9,031)

Financing activities
Increase in long-term debt, net	86,467	53,123
Sale of subsidiary shares to non-controlling interests, net	620	1,384
Dividends paid to common shareholders	(1,541)	(3,581)
Distributions paid to non-controlling interests	(5,116)	(5,641)
Other financing activities	1,190	1,577
Net cash provided by financing activities	81,620	46,862

Effect of exchange rate changes on cash	(258)	825

Decrease in cash and cash equivalents	(8,682)	(36,091)

Cash and cash equivalents, beginning of period	116,150	156,793

Cash and cash equivalents, end of period	$107,468	$120,702

Cash flows excluding discontinued operations
Operating activities	$(43,140)	$(94,790)
Investing activities	(46,904)	(2,184)

Segmented Results
(in thousands of US dollars)

			Asia
(unaudited)	Americas	EMEA	Pacific	Corporate	Consolidated

Three months ended March 31

2016
Revenues	$210,545	$98,915	$66,441	$207	$376,108
Adjusted EBITDA	21,613	(561)	3,282	(2,150)	22,184
Operating earnings (loss)	16,959	(5,889)	1,934	(4,137)	8,867

2015
Revenues	$183,726	$81,711	$70,104	$221	$335,762
Adjusted EBITDA	13,336	22	5,886	(4,661)	14,583
Operating earnings (loss) (1)	9,673	(3,376)	4,469	(8,423)	2,343

(1) Operating loss of Corporate for the three months ended March 31, 2015 includes $1,307 of corporate costs allocated to spin-off.

COMPANY CONTACTS:

Jay S. Hennick
Chairman & CEO

John B. Friedrichsen
Senior Vice President & CFO

(416) 960-9500